21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, People’s Republic of China 518040 Tel.: (+86) 755 -8370-8333 Fax: (+86) 755-8370-9333

January 16, 2008

By EDGAR Transmission and by Hand Delivery

Mark P. Shuman Branch Chief – Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Public Security Technology, Inc.
Registration Statement on Form SB-2
Filed November 21, 2007
File No. 333-147592

Dear Mr. Shuman:

On behalf of China Public Security Technology, Inc. (the "Company"), we hereby submit the following response and request in order to address certain concerns of the staff ("Staff") of the Securities and Exchange Commission (the "Commission") regarding the financial information provided in the above referenced Registration Statement on Form SB-2 (the "Registration Statement") filed by the Company.

We understand and agree that:

-         the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

-         the Company’s comments or changes to disclosures in response to the comments of the Commission do not foreclose the Commission from taking any action on the filings; and

-         the Company may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Background

On November 9, 2007 we filed a Current Report on Form 8-K, disclosing our consummation of the acquisition of Fortune Fame International Investment Limited, a Hong Kong company, and its Chinese operating subsidiary, Information Security Development Technology (Shenzhen) Company Ltd. (together referred to herein as "Fortune Fame"), for a purchase price of approximately $14,179,328, approximately $7,112,661 of which was paid in cash and $7,066,667 of which is payable by issuance and delivery of 883,333 shares of our common stock, valued at $7,066,667, or $8.00 per share. We undertook to file the financial statements required by Item 9.01 of Form 8-K relating to the acquisition of Fortune Fame by amendment to the Form 8-K not later than 71 days after the date thereof.

Mark P. Shuman
January 16, 2008

On December 13, 2007, we filed a Current Report on Form 8-K, disclosing our entry into an agreement for the acquisition of Bocom Multimedia Display Company Limited, a Hong Kong company, and its wholly-owned Chinese subsidiary, Shenzhen Bocom Multimedia Display Technology Co. Ltd. ("Bocom Technology"), for a purchase price of $18,000,000, $9,000,000 of which will be payable in cash and $9,000,000 of which will be payable by issuance and delivery of 1,125,000 shares of our common stock valued at $8.00 per share.1 The Company subsequently filed an amendment to this report on December 21, 2007, to clarify that the acquisition of Bocom Technology would not be consummated until January 2008. We intend to file another Form 8-K disclosing the consummation of the transaction when concluded, and will file the financial statements required by Item 9.01 of Form 8-K relating to the acquisition of Bocom Technology by an amendment to that Form 8-K, not later than 71 days after the date of such filing.

On November 21, 2007, we filed the Registration Statement with the Commission for securities to be sold pursuant to Rule 415 under the Securities Act of 1933, as amended. The Registration Statement disclosed our acquisition of Fortune Fame under the heading "Recent Developments," but did not include any financial statements for Fortune Fame. Furthermore, the Registration Statement did not disclose the proposed acquisition of Bocom Technology which had not been announced as of the date of the filing, and did not include any financial statements for Bocom Technology.

On December 18, 2007, we received a letter from the Commission, indicating that the Registration Statement had not been reviewed by the Commission and that no review would be conducted. As a result, we submitted on December 19, 2007, a written request for acceleration of the effectiveness of the Registration Statement (the "Acceleration Request"). However, on December 20, 2007, the Staff advised us that there may be certain deficiencies in financial reporting in the Registration Statement and requested that we withdraw the Acceleration Request and address these deficiencies. In particular, the Staff advised us that upon further review of its filings regarding the acquisition of Fortune Fame and the proposed acquisition of Bocom Technology, the financial information regarding Fortune Fame and Bocom Technology may be required to be disclosed in the Registration Statement, pursuant to Item 310(c) of Regulation S-B.2

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1 Bocom Technology had other suitors and our management determined that entry into the acquisition agreement during December 2007 was necessary in order to ensure our eventual ownership of Bocom Technology. Management believed that Bocom Technology was a perfect opportunity for us to enhance our product lines and improve customer service and feared that any delay in entering the acquisition agreement until 2008 would have materially jeopardized our ability to acquire the company. The closing is expected to occur on or before February 1, 2008.

2 Item 310(c)(1) of Regulation S-B requires a small business issuer who acquires or plans to acquire a business to disclose the financial statements of such business for a certain specified period. The time period for which financial statements must be disclosed is determined by 310(c)(2) which compares the most recent annual financial statements of the business acquired or to be acquired and the issuer’s most recent annual financial statements filed at or prior to the date of the acquisition. The effect of the acquisition or proposed acquisition on the small business issuer, and thus disclosure required, must be considered in terms of the issuer’s investments in and advances to the acquiree as compared to the total consolidated assets of the issuer as of the end of the most recently completed fiscal year and the issuer’s proportionate share of the total assets of the acquiree compared to the total consolidated assets of the issuer as of the end of the most recently completed fiscal year under Item 310(c)(2). According to Item 310(c)(3)(i), if neither comparison exceeds 20%, disclosure of such financial statements will not be required. Yet, if either comparison exceeds 20% but not 40%, financial statements are required to be disclosed for the most recent fiscal year and any interim periods and if either comparison exceeds 40%, financial statements must be disclosed for the two most recent fiscal years and any interim periods. In addition, under 310(c)(3)(iii), if the aggregate impact of individually insignificant business acquisitions since the date of the most recent audited balance sheet filed for the registrant exceeds 50%, financial statements covering at least the substantial majority of the businesses acquired must be disclosed for the most recent fiscal year and any interim periods.

Mark P. Shuman
January 16, 2008

Withdrawal of Acceleration Request

We hereby withdraw the Acceleration Request in accordance with the Staff’s request. We will submit another request when the Commission advises us that it will consider such a request as a result of our having satisfactorily responded to all comments of the Staff.

Request to Use 2007 Pro Forma Financial Data

We acknowledge that a strict interpretation of Item 310(c) of Regulation S-B would require disclosure in the Registration Statement of certain financial information regarding Fortune Fame and Bocom Technology. Accordingly, on January 14, 2008, we provided financial information regarding Fortune Fame3, including pro forma financial information, in an amendment to the originally filed Form 8-K announcing the Fortune Fame Acquisition, pursuant to our undertaking in Item 9.01 of Form 8-K, and we intend to include the Fortune Fame financial information in an amendment to the Registration Statement within 5 business days of the date hereof. However, for the reasons described below, we are respectfully requesting that, for purposes of Item 310(c)(2), we be allowed to reference the filed unaudited pro forma amounts reflecting the acquisition of Fortune Fame and its related effect on our financial condition (the "Pro Forma Financial Data"), rather than our audited financial statements for the fiscal year ended December 31, 2006. If we are permitted to use the Pro Forma Financial Data as reference, the acquisition of Bocom Technology would be excluded by the 50% test in Item 310(c)(3)(iv) of Regulation S-B4 and the financial information of Bocom Technology would not be required to be included in the Registration Statement.

  The filed pro forma financial information of the Company after the Fortune Fame acquisition shows that the acquisition of Bocom Technology in 2008 will not be a significant event for the Company for purposes of inclusion in the Registration Statement.

Our amended Fortune Fame 8-K filing (the "Form 8-K/A") includes: (a) Fortune Fame’s audited financial statements for the fiscal year ended December 31, 2006 and its unaudited financial statements for the nine-month period ending September 30, 2007; and (b) the Pro Forma Financial Data consisting of (i) a pro forma Balance Sheet as of September 30, 2007 and (ii) a pro forma Income Statement for the nine-month period ended September 30, 2007. The pro forma Balance Sheet included in the Form 8-K/A shows $46,831,818 in total assets for the combined company at September 30, 2007. We anticipate that our audited consolidated assets for fiscal year 2007 will not be materially different from these pro forma amounts.

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3 Because Fortune Fame International Investment Limited had no substantive operations between its formation in July 2007 and its acquisition of Information Security Development Technology (Shenzhen) Company Ltd.("ISDT") in October 2007, the financial statements included in the Form 8-K/A present the financial condition, results of operations and cash flows of ISDT through September 30, 2007.

4 Item 310(c)(3)(iv) excepts an issuer from the requirements of Item 310(c) if: (A) the registration statement offered by the issuer not subject to Rule 419 of Regulation C; (B) (i) the issuer’s investments in and advances to the acquiree, compared to the total consolidated assets of the issuer at the end of the most recently completed fiscal year does not meet or exceed the 50% level or (ii) if the issuer’s proportionate share of the total assets of the acquiree, compared to the total consolidated assets of the issuer as of the most recently completed fiscal year does not meet or exceed the 50% level; and either (C) the consummation of the acquisition has not yet occurred or (D) the effective date of the registration statement will be no more than 74 days after consummation of the acquisition and the financial statements may not have been previously filed by the registrant. In a case where financial statements of a recently acquired business are not included in the registration statement, the small business issuer must disclose those financial statements and any pro forma information required by Item 310(d) on Form 8-K no later than 75 days after consummation of the acquisition as stated in 310(c)(3)(v).

Mark P. Shuman
January 16, 2008

Therefore, if the acquisition of Bocom Technology had not been initiated until after disclosure of our 2007 annual results, Bocom Technology would not have been an acquisition of the size required to be included in the Registration Statement.

In light of the changes in our financial condition shown in the Pro Forma Financial Data and our expectation that our audited results for fiscal year 2007 will not be materially different therefrom, we are requesting that we be allowed to reference the Pro Forma Financial Data, instead of our 2006 financial data. If we were allowed to reference the Pro Forma Financial Data instead our 2006 financial data, the assets and income of Bocom Technology would not meet the 50% test set forth in Item 310(c)(3)(iv) of Regulation S-B.

  Disclosure of financial information regarding Bocom Technology in the Registration Statement would delay effectiveness of the Registration Statement which may materially harm the Company and the interests of our shareholders.

If we are required to include the Bocom Technology financial data, which will not be available for filing until March 2008, it would cause a delay in the effectiveness of the Registration Statement. The management of Bocom Technology and our internal accounting staff are diligently working to prepare (a) the financial statements of Bocom Technology for the periods required by Item 310(c) for submission to our auditors and (b) our unaudited pro forma financial information reflecting the effects of the Bocom Technology acquisition. In addition, our management and internal accounting staff are working to prepare our financial statements for the fiscal year ended December 31, 2007 for submission to our auditors for audit, to ensure timely filing in March 2008 on Form 10-KSB. Because preparation of the financial information for Bocom Technology coincides with the preparation of our 2007 year-end financial data, the preparation of Bocom Technology’s financial statements cannot be reasonably completed until March 2008.

In addition, we believe that a delay in the effectiveness of the Registration Statement may have a materially adverse impact on our relationship with our shareholders and potential investors going forward. The shareholders covered by the Registration Statement received those rights in connection with our private offering of securities during October 2007 and these shareholders consider these registration rights to be a material term of their investment. Although we are not liable to these investors for any penalties or additional costs in connection with a delay in the effectiveness of the Registration Statement, a delay of effectiveness until March 2008 could materially harm our relationship with our shareholders and investors, and could create a risk of legal action against us for damages, actual or perceived, by such investors, the defense of which could be material to us. Furthermore, in future transactions we may find it difficult to raise funds from these and other investors on terms favorable to us, if at all. In light of the foregoing, we are respectfully requesting that the effectiveness of the Registration Statement not be delayed for the filing of the Bocom Technology financial data.

  The omission of the financial information of Bocom Technology from the Registration Statement would not materially harm the interests of the Company’s current or future shareholders because the acquisition will have an insignificant effect on the Company.

We anticipate that the acquisition of Bocom Technology will be consummated during the first quarter of 2008, and we intend to file with the Commission by March 2008, an amended Form 8-K which will include the financial statements and related pro forma financial statements for Bocom Technology required by Item 310(c). However, we do not believe that the acquisition of Bocom Technology will affect our business or financial condition to the extent required by Item 310(c)(3)(iv), when viewed in light of (a) the changes in our financial condition during 2007 shown in the Pro Forma Financial Data included in the Form 8-K/A filed for the Fortune Fame acquisition and (b) management’s expectation that the our audited results for fiscal year 2007 will not be materially different from these pro forma amounts. Rather, compared to our total consolidated assets as reflected in the Pro Forma Financial Data, the purchase price for Bocom Technology is only expected to reach the 38% level.

Mark P. Shuman
January 16, 2008

We note, also, that Item 310(c)(4) of Regulation S-B would work to excuse the Company from including the financial statements of Bocom Technology in the Registration Statement if an amended Form 8-K including 2007 pro forma amounts were filed reflecting the effect of the Bocom Technology acquisition as at December 31, 2007. Pursuant to Item 310(c)(4), the significance of the acquired company can be determined by reference to the pro forma amounts for the latest fiscal year in the Form 8-K rather than using the historical amounts of the registrant. Since the Company does not expect any material differences in the 2007 pro forma amounts after the Bocom Technology acquisition, our request will have the effect of Item 310(c)(4).

In light of the foregoing, we do not believe that excluding the Bocom Technology financial data from the Registration Statement would materially harm the interests of our shareholders or our future investors.

Conclusion

For all the reasons stated above, we are respectfully requesting that the Commission permit us to reference our Pro Forma Financial Data after the Fortune Fame acquisition, to determine the significance of the Bocom Technology acquisition to our Company for purposes of inclusion of our financial data in the Registration Statement. If we are permitted to use the Pro Forma Financial Data as reference, the acquisition of Bocom Technology would not meet the level required by Item 310(c)(3)(iv) of Regulation S-B and the financial information of Bocom Technology would not be required to be included in the Registration Statement.

Mark P. Shuman
January 16, 2008

If you would like to discuss this request or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA PUBLIC SECURITY TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer